LEONARD, STREET AND DEINARD, PROFESSIONAL ASSOCIATION

150 South Fifth Street, Suite 2300

Minneapolis, Minnesota 55402

July 29, 2005

Ms. Jill S. Davis

Accounting Branch Chief

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC  20459-0306

Re:	South Dakota Soybean Processors, LLC
Form 10-K for the fiscal year ended December 31, 2004
Filed April 15, 2005
Response Letter Dated June 21, 2005
File No. 0-50253
Post Effective Amendment to Registration Statement on Form S-1
Filed June 9, 2005
File No. 333-114508

Dear Ms. Davis:

We represent South Dakota Soybean Processors, LLC, a South Dakota limited liability company (“SDSP” or the “Company”), and have been authorized by the Company to provide the attached memorandum (the “Memorandum”) responding to the Staff’s letter, dated July 15, 2005, and the three itemized comments contained therein (the “Staff Comment Letter”).  The Memorandum sets forth each of the comments from the Staff’s Comment Letter, followed by the Company’s response.  This cover letter and the Memorandum were filed electronically via EDGAR, with three (3) additional courtesy paper copies being sent to each of Mr. Duersch, Ms. Darling, and you via Federal Express.

If you have any questions with respect to the matters covered in the Memorandum, please do not hesitate to contact my partner, Mark Weitz at (612) 335-1517, or myself at (612) 335-1784.  We thank you for your cooperation.

Very truly yours,

LEONARD, STREET AND DEINARD

/s/ Marci K. Winga

Marci K. Winga

cc:	James Seurer
Rodney Christianson

MEMORANDUM

TO:	Jill S. Davis, Jonathan Duersch and Carrie Darling Securities and Exchange Commission

FROM:	James Seurer, Chief Financial Officer South Dakota Soybean Processors, LLC

RE:

Response to SEC comments on Form 10-K for Fiscal Year Ended December 31, 2004, Filed April 15, 2005 and Response Letter Dated June 21, 2005, Commission File No.: 0-50253

Post Effective Amendment to Registration Statement on Form S-1, Filed June 9, 2005, Commission File No. 333-114508

DATE:	July 29, 2005

The following memorandum has been prepared with the assistance of our legal counsel in response to the SEC comment letter dated July 15, 2005, regarding South Dakota Soybean Processors, LLC’s Form 10-K for the Fiscal Year Ended December 31, 2004.

We specifically acknowledge 1) that we are responsible for the adequacy and accuracy of the disclosure contained in our filings; 2) that Staff comments or changes to our disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to such filings; and 3) that we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you wish to discuss any of these responses, or if you have any questions, please feel free to call our counsel, Mark Weitz at (612) 335-1517 or Marci Winga at (612) 335-1784.

We have reproduced the Staff’s comment in boldface print below, with our response to such comment inserted directly below.

Results of Operations, page 12

1.                                      We note your response to our prior comment three conveying your belief that your soybean meal and soybean oil refining do not constitute reportable segments.  However we were unable to locate the balance of your response in which we had requested you to provide us with the financial reports your CODM reviews.  Please provide us with the balance of your response.

Please find enclosed copies of the following reports reviewed by our CODM:

•                  our daily position report, which summarizes our inventory, future contracts, cash contracts and hedges for soybeans, soybean meal, and soybean oil;

•                  a hedging trade confirmation from Country Hedging that covers hedges in soybeans, soybean meal and soybean oil;

•                  daily production reports;

•                  monthly financial statements;

•                  monthly margin analysis;

•                  monthly yield analysis;

•                  goals and standards for operating units; and

•                  a monthly capital investment report.

We would be happy to discuss any questions that you have regarding the information contained in these reports or how they are used by our CODM.

Report of Independent Registered Public Accounting Firm, page F-2

2.                                      We note your response to our prior comment two indicating that Eide Bailly had provided services relating to the preparation of your 2003 consolidated financial statement.  We note that you believe an exemption applied under Section 602.02.c, however, that section was revised early in 2003 and the timing of your fact pattern appears to be outside the transition period provided in the rule.  Accordingly, it appears that your auditor, Eide Bailly, was not independent and their audit report issued on your financial statements for the year ended December 31, 2003 does not comply with the requirements of Article 2 of Regulation S-X.  Please amend your filing to provide audited financial statements for the year ended December 31, 2003 that are audited by an independent accountant as required by Article 2 of Regulation S-X.  Please contact us to further discuss the audit of the financial statements for the period ended December 31, 2002 included in this filing.  Please refer to Final Rule 33-8183 Strengthening the Commission’s Requirements Regarding Auditor Independence at http://www.sec.gov/rules/final/33-8183.htm.

As set forth below, we do not believe that the work that Eide Bailly did in relation to the 2003 financial statements constitutes prohibited bookkeeping services under Regulation S-X Rule 2-01(c)(4) and Section 602.02.c of the Codification of Financial Reporting (the “Codification”) such that Eide Bailly’s independence would have been compromised.  In addition to our belief that the work that was done by Eide Bailly was in compliance with Regulation S-X Rule 2-01(c)(4) and Section 602.02.c of the Codification, we also believe that the services that Eide Bailly provided qualify under the one year “safe harbor” transition period provided under the rule.  We respectfully request the Staff’s concurrence with our conclusion that Eide Bailly’s independence was not compromised as a result of the services it provided, as described below, during the year ended December 31, 2003, and that Eide Bailly’s audit report issued on our financial statements for the year ended December 31, 2003 therefore complied with the requirements of Article 2 of Regulation S-X.

Factual Background

The following is a description of services that Eide Bailly provided to us during the periods in question and the factual circumstances surrounding those services.

We have had a long-standing and ongoing relationship with Eide Bailly, and engaged Eide Bailly as our auditors on a continuing and uninterrupted basis since our inception in 1995/1996 until early 2005.  During that period, in addition to providing audit and review services, Eide Bailly regularly provided other incidental services to us on an on-going and as-needed basis to the extent permitted under the applicable independence rules in effect at the time.  The additional services Eide Bailly regularly performed for us were of a mechanical nature, not involving any decision-making or exercise of judgment by Eide Bailly, as contemplated by previous Example 4 of Section 602.02.c of the Codification.  Our staff always generated, controlled, reviewed and approved all source data, journal entries, estimates, classifications of accounts and trial balances, and reviewed, edited and approved the final form of our financial statements.

On October 15, 2003, our Chief Financial Officer resigned without having begun the work of preparing our September 2003 month end information or third quarter financial statements.  Our entire remaining accounting staff consisted only of our controller and one staff member.  Since our former Chief Financial Officer had historically performed most of the manual work required to prepare our financial statements herself, her resignation left us very short-staffed to compile the information required to prepare our third quarter 2003 10-Q and the 2003 year-end financial statements.  Eide Bailly stepped in to provide some additional limited assistance in accordance with our on-going agreement as further described below.

Prior to Eide Bailly’s work on the third quarter 2003 review and 2003 audit, our staff prepared our financial statements and the financial statements for our subsidiary, Urethane Soy Systems Company, Inc. (“USSC”), including, without limitation, making  all decisions regarding the classification of entries, providing all estimates, and making all journal entries.  Then, in preparation for the third quarter 2003 review and 2003 audit, a field auditor from Eide Bailly sat down with our controller in our conference room in order to assist our controller in preparing our spreadsheet reflecting the eliminations required to consolidate our financial statements with USSC’s financial statements.  Our controller compiled and pulled all of the information and numbers, and calculated the eliminations to prepare the consolidated financial statements.  The field auditor merely did the ministerial task of inputting the elimination amounts at the specific direction of our controller, e.g. our controller said “$XXX was the accounts receivable amount between us and USSC,” and the field auditor inserted that amount into the consolidation/elimination spreadsheet under the direct physical supervision and oversight of our controller.  Our controller watched these eliminations being made, individually approved each of the eliminations as they were being done, and reviewed, edited and approved the resulting consolidated financial statements.

In connection with the audited financial statements for 2003, Eide Bailly also provided suggested language to be used as an initial draft for the text of three new financial statement notes regarding USSC, since this was the first audit that had included USSC as a consolidated entity.  Our controller inserted all financial information into the text and revised, edited and approved the text for all the notes prior to their inclusion in our financial statements.

A.                                   Eide Bailly Did Not Conduct Prohibited Bookkeeping Services

Regulation S-X Rule 2-01(c)(4) provides that an accountant is not independent if the accountant provides bookkeeping services to the client.  Rule 2-01(c)(4) defines bookkeeping services to include “preparing the audit client’s financial statements that are filed with the Commission or that form the basis of financial statements filed with the Commission.”  In Section 602.02.c of the Codification, the Commission provides additional guidance regarding what services are deemed to be bookkeeping services.  Section 602.02.c provides that the basic consideration in determining whether the auditor’s independence is impaired “is whether, to a third party, the client appears to be (i) substantially dependent upon the accountant’s skill and judgment in its financial operations or (ii) reliant only to the extent of the customary type of consultation or advice.”

We were not substantially dependent on Eide Bailly’s skill and judgment in our financial operations as a result of the services rendered.  In fact, we were not at all dependent on Eide Bailly’s skill and judgment, since the additional work was merely a matter of typing information that we provided, which was done at the specific direction and physical supervision of our controller.  The work that Eide Bailly did for us was a routine process that involved no decision-making and a minimal amount of additional time.  From a substantive perspective, the eliminations were done consistently with historical practice, and there were no changes made to our underlying financial statements or USSC’s financial statements as a result of Eide Bailly’s services.

Section 602.02.c further states the Commission’s position “that an accounting firm cannot be deemed independent with regard to auditing financial statements of a client if it has participated closely, either manually or through its computer services, in maintenance of the basic accounting records and preparation of the financial statements.”  This does not preclude all forms of assistance by the auditor in preparing the financial statements, only assistance that is not in conformance with the foregoing standard.(1)  Section 602.02.c

(1) See Question 2 (issued January 16, 2001) from The Office of the Chief Accountant: Application of the Commission’s Rules on Auditor Independence Frequently Asked Questions, December 14, 2004 at http://www.sec.gov/info/accountants/ocafaqaudind121304.htm#P74_19963:

Q: Does Rule 2-01(c) (4) (i) (bookkeeping services) preclude an auditor from assisting an audit client in preparing its financial statements?

A: “Assistance” can take many forms. As a general matter, Rule 2-01(c) (4) (i) sets forth in rule form the Commission’s previous guidance on this subject. In particular, the Codification of Financial Reporting Policies provides that: “It is the Commission’s position that an accounting firm cannot be deemed independent with regard to auditing financial statements of a client if it has participated closely, either manually or through its computer services, in maintenance of basic accounting records and preparation of financial statements, or if the firm performs other accounting services through which it participates with management in operational decisions.”

does not provide any additional guidance regarding what specific types of activities constitute “close participation” in preparing the financial statements; however, the Pubic Company Accounting Oversight Board has adopted the AICPA’s Code of Professional Conduct Rule 101 and Interpretation 101-3 thereunder in Rule 3600T – Interim Independence Standard.  Interpretation 101-3 includes the following table of specific examples of different types of assistance that an auditor may provide and whether such services would impair independence:

Independence Would Not Be Impaired	Independence Would Be Impaired

• Record transactions for which management has determined or approved the appropriate account classification, or post coded transactions to a client’s general ledger.	• Determine or change journal entries, account codings or classification for transactions, or other accounting records without obtaining client approval.
• Prepare financial statements based on information in the trial balance.	• Authorize or approve transactions.
• Post client-approved entries to a client’s trial balance.	• Prepare source documents.

•  Propose standard, adjusting, or correcting journal entries or other changes affecting the financial statements to the client provided the client reviews the entries and the member is satisfied that management understands the nature of the proposed entries and the impact the entries have on the financial statements.

The services provided by Eide Bailly clearly fall within the types of activities where independence would not be impaired under the foregoing standard.  We provided all of the source documents and data and maintained all of the basic accounting records.  We determined and approved all of the eliminations and the field auditor merely typed them into the eliminations schedule/spreadsheet in accordance with the oral instructions of our controller, with contemporaneous revisions and corrections being completed at our controller’s direction and under his physical oversight.  In other words, we prepared all the information in our financial statements and maintained at all times complete control over our financial statements.  Eide Bailly’s activities were ministerial, limited in scope, did not involve the exercise of any judgment or decision-making by Eide Bailly, and were subject at all times to our direct review and approval.  We, therefore, request the Staff’s concurrence that the services that Eide Bailly provided do not constitute “close participation” in the preparation of our financial statements such that Eide Bailly’s independence would have been impaired under Regulation S-X Rule 2-01(c)(4) or Section 602.02.c of the Codification.

B.                                     Eide Bailly’s Work Qualified Under the One Year Transition Period.

In addition to our belief that the work in question did not constitute prohibited bookkeeping under Section 602.02.c, we also believe that the services Eide Bailly provided qualify under the one year “safe harbor” transition period set forth in Regulation S-X Rule 2.01(e)(1) because we had an existing agreement with Eide Bailly prior to May 6, 2003 to provide such services to us.

As described above, we had a long-standing and ongoing relationship with Eide Bailly prior to 2003 that included (i) audit and review services, pursuant to formal engagements every year or quarter, and (ii) permitted non-audit services, pursuant to our on-going understanding with Eide Bailly that they would provide such additional services at their standard rates at our request as the need arose.  This understanding was set forth in every engagement letter we entered into with Eide Bailly.  During late 2002 and early 2003 relations between us and our former Chief Financial Officer were deteriorating due to personality conflicts.  As a result, our senior management and Eide Bailly could foresee the possibility that we would need someone to step-in at short notice and assist us with some of the ministerial tasks that were normally done by our Chief Financial Officer, and it was taken for granted that if the need arose, Eide Bailly would assist in such capacity.

Accordingly, when our Chief Financial Officer did eventually resign, we utilized Eide Bailly to provide the services in question along with the other incidental non-audit, non-attest services that Eide Bailly provided to us from time to time pursuant to such ongoing agreement with them, which existed prior to May 6, 2003.  We viewed the additional services provided in preparation for the 2003 third quarter review and 2003 audit simply as another example of the incidental non-audit, non-attest services that Eide Bailly provided, not a new engagement.  We paid Eide Bailly at its standard hourly rates for the time spent performing all such work in accordance with such agreement.

This arrangement and the non-audit services that Eide Bailly provided were consistent with and contemplated by the language set forth in our routine engagement letters with Eide Bailly for its audit and review services.  It was Eide Bailly’s practice to have us sign a standard engagement letter with Eide Bailly for each quarterly review as well as for our year-end audits.(2)  These agreements were substantially identical and reflected an ongoing, continuous engagement of Eide Bailly by us.  The engagement letters that were in place prior to May 6, 2003 (as well as the subsequent letters), provided that Eide Bailly would be available to perform additional work for us, such as preparing schedules and analyzing accounts, if our personnel was not available to perform these tasks in a timely and accurate manner.  Specifically, the engagement agreements stated:

The assistance to be provided by your personnel, including preparation of schedules, analyses of accounts, etc., will be coordinated with the [Chief Financial Officer].  Our fees are based on the expectation that this information will be completed by your personnel in a timely and accurate manner.  If we are required to perform additional work as a result of the information not being provided to us timely or accurately, our fees may be subject to revision.

(2) Copies of the engagement letters dated April 11, 2003, June 30, 2003, October 20, 2003 and January 5, 2004 are enclosed.

We, therefore, believe that even if Eide Bailly’s performance of the above-described services for us were determined to be prohibited bookkeeping services under the current rules, such services qualified under the limited exceptions to the bookkeeping prohibitions set forth under Examples 4 and 6 of previous Section 6.02.02c, and could be performed during the one-year transition period following the change in such rule without compromising Eide Bailly’s independence because they were performed pursuant to our contractual agreement with Eide Bailly that was in place prior to May 6, 2003.  Accordingly, we believe Eide Bailly remained independent under Regulation S-X Rule 2-01 with respect to the periods in question.

Registration Statement on Form S-1

3.                                      Given the above information in comment 2, we call your attention to your S-1 registration statement that went effective February 14, 2005 containing an audit report that did not meet the requirements of Article 2 of Regulation S-X.  Please advise us of any sales that have taken place since the effective date of the S-1 and what steps you intend to take in this regard.

Please see our response to comment 2.  In the event that the resolution of the matters set forth in comment 2 results in the determination that such audit report did not meet the requirements of Articles 2 of Regulation S-X, then we will determine what steps we intend to take in regard to previous sales of our capital units under the S-1, including, if necessary, recording an appropriate contingent liability.

We have completed sales of 2,217,000 capital units under the S-1 since it became effective; however, we suspended the acceptance of any further subscriptions upon receipt of the Commission’s Comment Letter dated July 15, 2005.  Our capital units are not listed on any public exchange or readily tradable on NASDAQ or in any over-the-counter market.  Offers to buy and sell are listed on an alternative trading service on a limited basis; however, all trades are subject to review and approval of our Board of Managers in its discretion, which is only completed on a quarterly basis.  Accordingly, we have the authority and undertake to carry out such measures as are necessary to assure that no trades are completed until the matters under comment 2 are resolved to the satisfaction of the Commission.